# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ovid Therapeutics Inc., CIK 0001636651
CUSIP: 690469101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 441 Ninth Avenue, New York, United States (X1), 10001
Date of event which requires filing of this statement: 12/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001395064

## Reporting persons
- Takeda Pharmaceutical Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 1,781,996; shared voting power 7,000,000; sole dispositive power 1,781,996; shared dispositive power 7,000,000; aggregate amount beneficially owned 8,781,996 (12.3% of the class)
  Comment: (1) Takeda Pharmaceutical Company Limited's ("Takeda") beneficial ownership of the issuer's common stock ("Common Stock") is comprised of 1,781,996 shares of Common Stock that it holds directly and 7,000,000 shares of Common Stock held by Takeda Pharmaceuticals U.S.A., Inc. ("TPUSA"). TPUSA is owned directly by Takeda Pharmaceuticals International AG. Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda. As such, Takeda may be deemed to have indirect beneficial ownership of the securities held by TPUSA.
  (2) Based on 71,212,353 shares of Common Stock issued and outstanding as of November 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2025.
- Takeda Pharmaceutical U.S.A., Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (9.8% of the class)
  Comment: (1) Takeda shares beneficial ownership of 7,000,000 shares of Common Stock held by TPUSA. TPUSA is owned directly by Takeda Pharmaceuticals International AG. Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda.
  (2) Based on 71,212,353 shares of Common Stock issued and outstanding as of November 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2025.

## Item 1. Issuer
Name of issuer: Ovid Therapeutics Inc.
Address of issuer's principal executive offices: 441 Ninth Avenue, New York, X1, 10001

## Item 2. Person Filing
Name of person filing:
Takeda Pharmaceutical Company Limited
Takeda Pharmaceuticals U.S.A., Inc.
Address of principal business office or, if none, residence:
Takeda Pharmaceutical Company Limited - 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo M0 103-8668, Japan
Takeda Pharmaceuticals U.S.A., Inc. -95 Hayden Avenue, Lexington, MA 02421
Citizenship:
Takeda Pharmaceutical Company Limited is a corporation formed under the laws of Japan.
Takeda Pharmaceuticals U.S.A., Inc. is a corporation formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses in Row 9 on the attached cover pages.
Percent of class: See the responses in Row 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses in Row 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses in Row 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses in Row 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses in Row 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Identification of the subsidiary which acquired the security being reported on by the parent holding company
Exhibit 99.2 Joint Filing Agreement

## Signatures
- Takeda Pharmaceutical Company Limited: /s/ Max Heuer, Max Heuer / Authorized Signatory (12/09/2025)
- Takeda Pharmaceutical U.S.A., Inc.: /s/ Paul Sundberg, Paul Sundberg / Assistant Secretary (12/09/2025)